Exhibit 1.1

IMPORTANT

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CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 762)

Executive Directors:
Chang Xiaobing (Chairman)
Shang Bing
Tong Jilu
Zhao Le
Lo Wing Yan, William
Ye Fengping

Non-Executive Directors:
Liu Yunjie

Independent Non-Executive Directors:
Wu Jinglian
Craig O. McCaw
Shan Weijian
Cheung Wing Lam, Linus

Alternate Director:
C. James Judson - the Alternate Director to Craig O. McCaw

Registered Office: 75th Floor The Center 99 Queen’s Road Central Hong Kong

18 April 2005

To the shareholders

Dear Sir or Madam,

Explanatory Statement on Repurchase Mandate

This is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in connection with the proposed Ordinary Resolution set out in item 5 of the Notice of Annual General Meeting (the “AGM Notice”) dated 18 April 2005 for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a Memorandum required under section 49BA of the Companies Ordinance. Reference in this document to “Shares” means share(s) of all classes in the share capital of China Unicom Limited (the “Company”).

EXERCISE OF THE REPURCHASE MANDATE

The Directors believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution set out in item 5 of the AGM Notice (the “Repurchase Mandate”) is passed would be beneficial to the Company.

It is proposed that up to 10 per cent of the issued and outstanding Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 31 March 2005, the latest practicable date for determining the following figure, 12,569,237,270 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorized to repurchase up to 1,256,923,727 Shares during the period up to the date of the next annual general meeting in 2006, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilized in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2004) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates, have any present intention, if the Repurchase Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have undertaken not to do so, if the Repurchase Mandate is granted to directors of the Company.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Share have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares by the Company, a shareholder’s proportionate interest in the voting rights of the Company increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Codes on Takeovers and Mergers (the “Takeovers Code”). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any repurchase.

As at 31 March 2005 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Unicom (BVI) Limited (“Unicom BVI”), was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 77.37% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 85.97% of the reduced issued and outstanding share capital of the Company based on Unicom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at 31 March 2005. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10%, such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. The Directors are not aware of any consequences that may arise under the Takeovers Code of such repurchase.

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve full months before the printing of this document were:

	Trade market price
	Highest	Lowest
	HK$	HK$

2004
April	7.70	5.85
May	6.15	5.00
June	6.60	5.50
July	6.60	5.70
August	6.00	5.45
September	6.75	5.70
October	6.40	5.50
November	6.15	5.40
December	6.50	5.80

2005
January	6.45	5.50
February	7.10	5.95
March	7.30	5.90

EXTENSION OF SHARE ISSUE MANDATE

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorizing the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

By Order of the Board
China Unicom Limited
Chang Xiaobing
Chairman